SAMSON OIL & GAS ADVISES ON EARL #1-13H WELL & GARY #1-24H WELL

Denver 1800 hours September 29th, 2010 Perth 0800 hours September 30, 2010

Earl #1- 13H (32% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Nabors 688 rig spudded the Earl #1-13H well at 16:00 hours MDT on September 28th.  The Earl #1-13H well is located in Township 154N, Range 99W, Section 13 in Williams County, North Dakota. The well will test the prolific middle member of the Mississippian Bakken Formation in the Williston Basin using the same design that was successfully implemented on the Gary #1-24H well. This will be Samson’s fifth Bakken well in the North Stockyard Field.  The Earl #1-13H well will be drilled as a 5,500ft. horizontal well with an anticipated total measured depth of 17,000 feet. Based on the previous wells drilled by the operator, the Earl #1-13H is expected to take approximately 17 days to drill.

Gary #1-24H (37% working interest)

The 20-stage frac job on the Gary #1-24H well has been successfully completed.  A total of 2.1 million pounds of proppant was pumped.  The isolation plugs that were set between each of the individual frac stages have all been drilled out and production tubing is being run in the hole.  During the course of drilling out the plugs, the maximum daily rate, averaged over a 6 hour period, was 2,463 barrels per day. Over this same period, the average gas rate of 1.9 MMCFPD was measured.  This equates to 2,780 BOEPD.  Based on our experience with other Bakken wells, these rates will fluctuate over the next few weeks and then decline. Over the last 24 hours the well produced 1,636 BOEPD. The Gary #1-24H well is located in Township 154N, Range 99W, Section 24 in Williams County, North Dakota.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,664 million ordinary shares issued and outstanding, which would be the equivalent of 83.2 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.35 per ADS on September 29th 2010 the company has a current market capitalization of approximately US$112.32 million.  Correspondingly, based on the ASX closing price of A$0.07 on September 29th 2010, the company has a current market capitalization of A$116.48 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm.